SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

The Howard Hughes Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

44267D107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

June 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107	Page 2 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings HHC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

2

CUSIP No. 44267D107	Page 3 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

3

CUSIP No. 44267D107	Page 4 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

4

CUSIP No. 44267D107	Page 5 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,357*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,357*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 185,357*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

5

CUSIP No. 44267D107	Page 6 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 369,967*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 369,967*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 369,967*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

6

CUSIP No. 44267D107	Page 7 of 19 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 123,947*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,947*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 123,947*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

7

CUSIP No. 44267D107	Page 8 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 123,947*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,947*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 123,947*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

8

CUSIP No. 44267D107	Page 9 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 417,115*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 417,115*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 417,115*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

9

CUSIP No. 44267D107	Page 10 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

10

CUSIP No. 44267D107	Page 11 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

11

CUSIP No. 44267D107	Page 12 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

12

CUSIP No. 44267D107	Page 13 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON PN

* See Item 5.

13

CUSIP No. 44267D107	Page 14 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

14

CUSIP No. 44267D107	Page 15 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

15

CUSIP No. 44267D107	Page 16 of 19 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights of Brookfield Retail Holdings HHC LLC, the Reporting Person may be deemed to share beneficial ownership of 6,257,951 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 14.98% of the shares of Common Stock. See Item 5.

16

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D (this “Amendment No. 2”) amends the Schedule13D filed on November 19, 2010 “Original Schedule 13D”) and amended on February 3, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

On June 8, 2012, shares formerly held by Brookfield Retail Holdings LLC (“BRH”) were distributed to its members pro rata in accordance with such members’ interests in BRH and, following internal transfers between wholly-owned subsidiaries of US Corp. (defined below), were contributed by US Corp. to BRH HHC (defined below). This Amendment No. 2 is being filed to include BRH HHC as a Reporting Person on this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited Voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation and a wholly-owned subsidiary of US Holdings;

(viii) Brookfield Retail Holdings HHC LLC (“BRH HHC”), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(ix) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(x) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

17

(xiv) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member; and

(xv) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner.

Schedule I hereto, with respect to Brookfield, Schedule III hereto, with respect to Brookfield Holdings, Schedule IV hereto with respect to US Holdings., Schedule V hereto with respect to US Corp, Schedule VIII hereto with respect to BRH II, Schedule IX hereto with respect to BRH III, Schedule X hereto with respect to BRH IV-A, Schedule XI hereto with respect to BRH IV-B, Schedule XII hereto with respect to BRH IV-C, Schedule XIII hereto with respect to BRH IV-D, Schedule XIV hereto with respect to BRH V, Schedule XV hereto with respect to Partners Limited, Schedule XVI hereto with respect to BHC and Schedule XVII with respect to BRH HHC set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Brookfield Holdings, BAM Canada, Partners Limited and BHC is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of, US Holdings, US Corp., BRH HHC, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D and BRH V is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule IV, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI and Schedule XVII hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners Limited, BHC, Brookfield Holdings, US Holdings and US Corp. is to serve as an investment holding company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH HHC, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity for the purpose of making certain investments in the Company and/or General Growth Properties, Inc. Schedule I, Schedule II, Schedule IV, Schedule V, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI and Schedule XVII hereto set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I, Schedule II, Schedule IV, Schedule V, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI and Schedule XVII hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13 is hereby amended to include the following.

On June 8, 2012, shares of the Company’s Common Stock and Warrants formerly held by BRH were distributed to its members, Brookfield Retail Split LP (“Split LP”) and BAM Canada, pro rata in accordance with such members’ interest in BRH. Split LP distributed the shares of Common Stock and Warrants received by it to a wholly-owned subsidiaries of US Corp., and US Corp. and BAM Canada subsequently contributed such shares of Common Stock and Warrants to BRH HHC. At the conclusion of such transactions, BRH HHC held all shares of Common Stock and Warrants formerly held by BRH. BRH HHC became party to the Voting Agreement and is governed by an Operating Agreement in substantially the same form of Exhibit 5. For purposes of the Voting Agreement and the Operating Agreement, BRH HHC is a “Tier 1 Parallel Investment Vehicle”.

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Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of the close of business on June 8, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 37,942,707 shares of Common Stock reported as outstanding as of May 7, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on May 8, 2012 plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH HHC	789,145	1,247,643	5.20%
BRH II	541,513	856,134	3.60%
BRH III	621,147	982,036	4.12%
BRH IV-A	71,816	113,541	0.49%
BRH IV-B (1)	143,342	226,625	0.97%
BRH IV-C (1)	48,023	75,924	0.33%
BRH IV-D	48,023	75,924	0.33%
BRH V	161,609	255,506	1.09%
Total:	2,424,618	3,833,333	14.98%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 2,424,618 shares of Common Stock and Warrants exercisable to purchase 3,833,333 shares of Common Stock, collectively representing 14.98% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Partners, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

US Corp. is the non-managing member of BRH HHC. By virtue of (i) its ability under the Operating Agreement of BRH HHC to appoint and remove the board of directors of BRH HHC and (ii) the ability of the board of directors of BRH HHC to direct BAM Canada on behalf of BRH HHC to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), US Corp. may be deemed to share voting and investment power with respect to the 6,257,951 shares of Common Stock owned by the Investment Vehicles, representing approximately 14.98% of the shares of the Common Stock. As direct and indirect controlling persons of US Corp., US Holdings, BHC, Partners and Brookfield may be deemed to share with US Corp. beneficial ownership of such shares of Common Stock and Warrants.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 6,257,951 shares of Common Stock (which includes the 3,833,333 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 14.98% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles.

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By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

Items 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Other than the transactions described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

Items 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(e) BRH, Split LP and Brookfield REP GP Inc. ceased to be beneficial owners of more than five percent of Common Stock on June 8, 2012 and are no longer Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this statement on Schedule 13D is hereby amended to include:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on June 8, 2012, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 14.

Item 7. Material To Be Filed as Exhibits

Item 7 of this statement on Schedule 13D is hereby amended to include:

Exhibit 14	Joint Filing Agreement, dated as of June 14, 2012, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield Retail Holdings HHC LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP.

20

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2012	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: June 14, 2012	PARTNERS Limited

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: June 14, 2012	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: June 14, 2012	brookfield US Holdings inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: June 14, 2012	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS HHC LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

EXHIBIT 14

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of June 14, 2012, by and among the parties hereto.  The undersigned hereby agree that the Statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Howard Hughes Corporation., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 14, 2012	BROOKFIELD ASSET MANAGEMENT

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: June 14, 2012	PARTNERS Limited

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: June 14, 2012	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: June 14, 2012	brookfield US Holdings inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: June 14, 2012	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS HHC LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: June 14, 2012	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

SCHEDULE XV

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gordon E. Arnell, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chairman of Brookfield Office Properties Inc.	Canada
Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Robert J. Harding, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Timothy E. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

SCHEDULE XVI

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freeman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada
Derek Gorgi, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Finance, Brookfield	Canada

SCHEDULE XVII

Brookfield Retail Holdings HHC LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Cyrus Madon, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada